Exhibit 99.1

Vision Marine Technologies Delivers 27% Sequential Q3 Revenue Growth

First nine months of fiscal 2026 generated $48.6 million in revenue, $11.8 million in gross profit at a 24.3% margin and $2.4 million in cash from operating activities.

Boisbriand, Québec and Fort Lauderdale, Florida, July 13, 2026 – Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) (“Vision Marine” or the “Company”), a marine technology and recreational boating company combining proprietary high-voltage electric propulsion technology with a retail, marina and service platform, today reported its unaudited financial results for the three-month and nine-month periods ended May 31, 2026.

All amounts are expressed in U.S. dollars unless otherwise indicated.

Key Takeaways

Sequential revenue growth. Third-quarter revenue increased approximately 27% to $18.4 million, compared with $14.5 million in the second quarter of fiscal 2026. Because Nautical Ventures Group Inc. (“NVG”) was included in both periods, management believes the quarter-over-quarter comparison provides a more comparable view of the Company’s financial and commercial trajectory.

Gross profit and margin generation. For the first nine months of fiscal 2026, Vision Marine generated gross profit of $11.8 million, representing a gross margin of 24.3%, compared with a gross loss in the prior-year period.

Positive operating cash flow. Cash provided by operating activities totaled $2.4 million for the first nine months of fiscal 2026, supported by disciplined working capital management and inventory reduction.

Improved capital efficiency. Inventory declined approximately 44% from August 31, 2025, to $20.7 million, while floorplan financing declined approximately 69% from fiscal year-end to $10.2 million.

Alexandre Mongeon, Chief Executive Officer of Vision Marine, commented:

“The third quarter reflects the progress we have been working toward across revenue generation, working capital management and capital efficiency. Our expanded operating platform is beginning to demonstrate how stronger commercial execution and disciplined capital management can reinforce one another.

“We are building an integrated marine platform that connects our E-Motion™ technology with direct customer access, marina infrastructure, certified service and aftersales support. We remain committed to disciplined capital allocation, continued operational execution and building long-term shareholder value while advancing toward sustainable profitability.”

Revenue Growth and Gross Profit

Revenue for the first nine months of fiscal 2026 increased to $48.6 million, compared with $0.4 million during the same period of the prior year, primarily reflecting the contribution from the acquisition of NVG.

Third-quarter revenue was $18.4 million, an increase of approximately 27% from $14.5 million in the second quarter of fiscal 2026 in the third quarter of fiscal 2025. The year-over-year increase primarily reflects the inclusion of NVG following its acquisition in June 2025.

Gross profit for the first nine months of fiscal 2026 was $11.8 million, representing a gross margin of 24.3%, compared with a gross loss in the prior-year period. Gross margin is calculated as gross profit divided by revenue.

Gross profit during the period was affected by the strategic sale of two legacy luxury yachts exceeding 65 feet that had been acquired as part of the NVG transaction. The vessels generated aggregate revenue of approximately $4.1 million and an aggregate gross loss of approximately $55,000.

Management completed these sales to reduce floorplan financing and carrying costs while aligning inventory with the Company’s commercial focus on boats under 45 feet.

Operating Cash Flow and Capital Efficiency

Cash provided by operating activities totaled $2.4 million for the first nine months of fiscal 2026. This result was supported by disciplined working capital management, including the reduction and monetization of inventory.

Inventory declined from approximately $36.9 million on August 31, 2025, to $20.7 million on May 31, 2026, a reduction of approximately 44%.

Floorplan financing declined from approximately $32.5 million at fiscal year-end to $10.2 million on May 31, 2026, a reduction of approximately 69%.

Raffi Sossoyan, Chief Financial Officer of Vision Marine, commented:

“The third quarter reflects progress across several of our financial priorities. Sequential revenue growth and positive cash flow from operating activities demonstrate continued progress in commercial execution and working capital management. Our reductions in inventory and floorplan financing also reflect a disciplined approach to working capital and capital allocation. We remain focused on liquidity and the financial flexibility required to support our strategic priorities.”

Financial Performance

Vision Marine reported a net loss of $11.9 million for the first nine months of fiscal 2026. The result included depreciation and amortization associated with acquired assets, financing costs related to the Company’s expanded operations and the impairment of deposits with a former battery supplier that entered liquidation proceedings during the period.

The net loss also reflects the continued integration and development of the Company’s expanded marine platform. These factors were partially offset by gross profit generated during the period and improvements in working capital management that contributed to positive operating cash flow.

Integrated Marine Technology Platform

Vision Marine’s operating model combines its proprietary E-Motion™ high-voltage electric propulsion technology with the customer access, marina infrastructure, service capabilities, parts support and delivery platform provided through NVG.

The Company continued advancing the commercialization of E-Motion™ during the quarter, including the ongoing qualification of a U.S.-based battery supplier.

Vision Marine is also expanding recurring and repeat-revenue activities across marina operations, service, storage, rentals, boat club memberships and aftersales support. Management believes these activities can increase customer engagement throughout the boating lifecycle and support a more diversified business model beyond individual boat sales.

The acquisition and integration of Liquid Retailers, LLC, operating as Liquid Surf & Sail, further expanded the Company’s watersports capabilities and customer offering.

Liquidity and Continuing Execution

Management remains focused on improving liquidity through operating cash flow generation, inventory monetization, disciplined working capital management, financing initiatives and the optimization and potential monetization of non-core real estate assets.

Vision Marine continues to report losses and expects to require additional capital to support its operations and strategic initiatives. The availability and terms of financing, the timing and proceeds of potential real estate transactions and the Company’s ability to continue improving liquidity remain subject to market conditions, execution risk and other factors described in the Company’s public filings.

Financial Statements and Management’s Discussion and Analysis

Vision Marine’s unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis for the three-month and nine-month periods ended May 31, 2026, have been filed on SEDAR+ and furnished to the U.S. Securities and Exchange Commission on Form 6-K.

Investors are encouraged to review these documents in their entirety for additional information regarding the Company’s financial results, liquidity, capital requirements and risk factors.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. is a marine technology and recreational boating company focused on delivering an enhanced on-water experience across propulsion types. The Company develops proprietary high-voltage electric propulsion technology through its E-Motion™ platform and supports its commercialization through a retail, marina, service and delivery platform. Vision Marine’s integrated operating model combines technology development, consumer access, service infrastructure and multi-brand boating operations.

Forward-Looking Statements

Certain statements in this news release constitute “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include, but are not limited to, statements concerning the Company’s strategy; future financial and operating performance; revenue momentum and growth; liquidity improvement initiatives; operating cash flow generation; inventory monetization; disciplined working capital management; financing initiatives; real estate optimization and monetization; disciplined capital allocation; the pursuit of sustainable profitability and long-term shareholder value; the integration and optimization of acquired businesses; the expansion of recurring and repeat-revenue activities; the qualification of a U.S.-based battery supplier; and the development and commercialization of the Company’s E-Motion™ electric propulsion platform.

Forward-looking statements are based on management’s current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks include, among others, the Company’s ability to continue as a going concern; its history of losses and current liquidity position; its ability to obtain additional financing on acceptable terms or at all; its ability to comply with applicable Nasdaq and TSX Venture Exchange continued listing requirements; the timing, completion and proceeds of potential real estate transactions; its ability to successfully integrate and operate acquired businesses; changes in consumer demand; economic conditions affecting the recreational boating industry; inflation and interest rates; supplier performance and availability; the qualification of alternative battery suppliers; supply chain disruptions; tariffs and trade policies; competition; and the successful development and commercialization of the Company’s technology.

Additional risks and uncertainties are described in the Company’s filings with Canadian securities regulators on SEDAR+ and with the U.S. Securities and Exchange Commission on EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, Vision Marine undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider, as that term is defined in the policies of the TSX Venture Exchange, accepts responsibility for the adequacy or accuracy of this release.

Investor and Company Contacts

Bruce Nurse
 Investor Relations
(309) 919-2913
bn@v-mti.com

Alexandre Mongeon
 Chief Executive Officer
(450) 951-7009
am@v-mti.com

Raffi Sossoyan
 Chief Financial Officer
(450) 951-7009
rs@v-mti.com